Contact

www.linkedin.com/in/billbice
(LinkedIn)
www.boomtime.com (Company)

Top Skills

Start-ups
SaaS
Venture Capital

Certifications

Section4 Certified Platform Strategist
Prof G Certified Strategist
Prof G Certified Brand Strategist

Bill Bice

CEO at nQ Zebraworks | Legal Technology Advocate
Albuquerque-Santa Fe Metropolitan Area

Summary

I'm the CEO of nQ Zebraworks, where we build technology tools to improve the business and practice of law. I was previously the founder of ProLaw, West km, boomtime and Bloomberg's Draft Analyzer.

At nQ Zebraworks, we're tackling the challenges created by Work From Anywhere in law firms and legal departments. You can't do that working from paper that is only in one location. nQzw™ Queues is the workflow engine that powers more than 35% of the largest 250 law firms in the United States and 5 of the top 10 globally.

I started ProLaw Software at age 18, building an eight-figure revenue business that became the market leader in our niche of mid-size law firms and some of the world's largest legal departments. That lead to an acquisition by Thomson Reuters, where I joined the management team of a $2B business, where I immediately started advising on the acquisition of Elite. In integrating ProLaw and Elite, we created the largest practice management company in the market.

I founded the West km division, bringing to market the first widely adopted knowledge management system in the legal market. I founded boomtime to bring scale and efficiency to marketing, and – maybe not surprisingly – developed a strong niche in the legal industry. I was the CEO of Exemplify, which provided attorneys in transactional practice with a research solution to assist them in every stage of the drafting process. Exemplify was acquired by Bloomberg and powers the Draft Analyzer in Bloomberg Law.

Experience

nQ Zebraworks
CEO
August 2020 - Present (2 years 9 months)
Albuquerque-Santa Fe Metropolitan Area

nQzw™ Queues is the workflow engine that drives the business and practice of law. Queues integrate with the organization's core technology systems, automating processes and delivering key information to attorneys and staff when they need it, wherever they are.

Verge Fund
Partner
January 2004 - Present (19 years 4 months)

Verge Fund is a highly motivated venture capital fund that invests in seed-stage, high-growth ventures in the Southwest.

boomtime Word of Mouth Marketing
Executive Chairman
October 2013 - Present (9 years 7 months)
Albuquerque, NM

We bring scale and efficiency to B2B marketing, specializing in the one form of marketing that really works: word of mouth. With FUSE, the world's first marketing-as-a-service platform, we follow the data. We understand what works. We don't reinvent the wheel, we take proven marketing techniques and apply them to your business at scale.

We believe inside every small business is a big business.

ABQid
Founder and Board Member
June 2014 - January 2019 (4 years 8 months)
Albuquerque, New Mexico Area

ABQid identifies and supports the amazing entrepreneurs that are already in our community, helping them to build great businesses that create jobs. ABQid democratizes entrepreneurship, introducing Lean Startup principles to aspiring and active entrepreneurs while connecting them with the resources they need to be successful. In the process, ABQid identifies the biggest, highest growth opportunities, bringing them into the ABQid Accelerator to drastically increase the likelihood of their success. ABQid is a key element in Albuquerque's public/private efforts to grow a culture of innovation in the center of the city.

ABQid is now part of CNM Ingenuity, broadening CNMI's slate of entrepreneurial initiatives and infrastructure, including Deep Dive Coding, the FUSE Makerspace Downtown and IGNITE Community Accelerator.

Exemplify
CEO
2011 - October 2014 (3 years)
Albuquerque, NM

Exemplify was founded to provide attorneys in transactional practice with a research solution to assist them in every stage of the drafting process. Exemplify was acquired by Bloomberg and powers the Draft Analyzer in Bloomberg Law. See https://www.bna.com/draft-analyzer/ for more information.

SpaBoom
CEO
January 2006 - September 2013 (7 years 9 months)
Albuquerque, NM

Thomson West
President, ProLaw; VP Practice Management
August 2001 - December 2003 (2 years 5 months)

ProLaw Software
Founder and President
June 1990 - August 2001 (11 years 3 months)

Education

The University of New Mexico
· (1987 - 1989)

Contact

www.linkedin.com/in/paul-silverman-97a2b1 (LinkedIn)
www.Geltmore.com (Company)

Top Skills

Real Estate
Real Estate Development
Residential Homes

Certifications

LIcensed Real Estate Broker in Texas, New Mexico and Oklahoma for 44 years until 2015

Paul Silverman

Manager & CEO, Geltmore, LLC
Albuquerque, New Mexico, United States

Summary

Geltmore LLC uses its 100 years of experience in the business to solve difficult real estate problems. Our mission is to add value for ourselves, our partners and the stakeholders in the communities in which we invest.

Experience

Geltmore, LLC

Manager & CEO
January 1991 - Present (32 years 4 months)

Geltmore, LLC is a family-owned real estate firm based in Albuquerque, NM, established in 1991 by Manager & CEO Paul L. Silverman. With experience dating back to 1972 and over 44 unique development projects throughout New Mexico, Arizonageltmore anniversary logo and Texas including retail, office, warehouse, self-storage, hotel, restaurant, and residential worth $410 million of real estate in today’s value. With multiple successful and award-winning development projects in the portfolio, Geltmore, LLC is New Mexico's recognized leader when it comes to commercial real estate development services, offering the choicest retail locations for local, regional and national tenants alike.

In addition to real estate activities, the principals of the firm are actively involved in the community, including such organizations as the Greater Albuquerque Chamber of Commerce, NAIOP, ICSC and numerous other civic and charitable organizations.

Click here to view our properties for lease. http://www.Geltmore.com

Trammell Crow Company

Area Partner for New Mexico and West Texas
June 1979 - May 1991 (12 years)

Responsible for all development, leasing and management activities

Coldwell Banker Commerical Real Estate
Salesman
March 1972 - August 1976 (4 years 6 months)

Worked exclusively as a salesman of retail land and shopping center leasing

Education

University of Houston
Graduate Real Estate courses · (1971 - 1971)

The University of Texas at Austin
BBA, Marketing · (1966 - 1970)

Contact

www.linkedin.com/in/bgarrett
(LinkedIn)

Certifications

Autodesk Certified Professional: Revit® Architecture

Honors-Awards

2014 NAIOP Interior Design/Build-Out Office of the Future Competition Winner

City of Albuquerque Fire Stations 2 & 7 Award of Merit

NAIOP I.CON '17: Trends and Forecasts Speaker

Revit Technology Conference Speaker

CSI Albuquerque Speaker

Publications

How Virtual Reality is Changing the Way We Work

With the Right Tools, a Focus on Sustainability Can Lead to New Business

Tech Trends Influencing Architecture and Design

Get Your Game On | Next Gen Architectural Visualization

Lighting Analysis for Revit Customer Testimonial - Dekker/Perich/Sabatini

Brandon Garrett

CEO | Co-Founder at Electric Playhouse
Albuquerque-Santa Fe Metropolitan Area

Summary

Entrepreneur, Architect and Creative Technologist focused on creating immersive & interactive social entertainment destinations.

Experience

Electric Playhouse

4 years 9 months

CEO | Co-Founder
September 2021 - Present (1 year 8 months)
Albuquerque, New Mexico, United States

Vice President | Co-Founder
August 2018 - September 2021 (3 years 2 months)
Albuquerque, New Mexico

Dekker/Perich/Sabatini

14 years 10 months

Architect + Associate + Design Technology Leader
April 2006 - January 2021 (14 years 10 months)
Albuquerque, New Mexico Area

Managed the firm's Design Technology efforts which include the following:

Building Information Modeling (BIM)

Visualization services (renderings and animations).

Virtual Reality & Augmented Reality

Building Performance Analysis

Facility Management

App Development

Building Sensors (IoT)

3D Printing

Interactive User Experience Design

Project Promotion and Marketing

Staff Training

Lead the firms Design Technology and Visualization Groups.

Manages the firms Building Performance Analysis Team.
Manages the firms Revit Support and R&D efforts.

Architectural Intern + BIM Manager
April 2008 - April 2015 (7 years 1 month)
Albuquerque, New Mexico Area

Instrumental in the firm’s implementation of Building information Modelling (BIM).
Lead office BIM Committee which was responsible for firm-wide Standards and BIM-enabled processes, workflows and deliverables.
Developed internal shared collective knowledge database which provided support for all offices.
Facilitated BIM Kick-off Meetings, BIM Execution Plans, BIM Use Cases, Level of Development (LOD).
Assisted teams with start of new projects and provided on-going support.
Troubleshooted workflow challenges and technical issues with local model coordinators.

Architectural Intern
April 2006 - April 2008 (2 years 1 month)
Albuquerque, New Mexico Area

Lead firm-wide implementation of Sketch Up
Worked within office Incubator group which was responsible for design and visualization support for projects.

Education

The University of New Mexico
Master of Architecture - MArch, Architecture · (2007 - 2009)

The University of New Mexico
Bachelor of Architecture - BArch, Architecture · (2001 - 2006)